[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 22, 2018

VIA EDGAR
Jay Williamson, Esq. and Jason Fox
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TCP Capital Corp.
Registration Statement on Form N-2
File Numbers 333-216716

Dear Mr. Williamson and Fox:

We are in receipt of oral comments provided by Mr. Williamson on May 4, 2018 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding TCP Capital Corp.'s (the "Company") Post-Effective Amendment No. 4 (the "Amendment") to its Registration Statement initially filed on Form N-2 on March 15, 2017 (collectively, the "Registration Statement").  The Company has considered your comments and has authorized us to make on its behalf the responses discussed below.  The comments are set forth below and are followed by the Company's response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.

Disclosure Comments

Comment 1:  The staff (the "Staff") of the Securities and Exchange Commission (the "SEC") recently provided comments on the Company's Joint Proxy Statement relating to the withdrawal of the Operating Company's election to be treated as a business development company.  The Staff believes that some of the issues noted in the Staff's comments are applicable to the Amendment.  Please confirm that the Company will not request effectiveness of the Amendment until these issues are resolved.

Response 1:  The Company responded to the Staff's comments to the Joint Proxy Statement in a response letter on May 9, 2018 and believes there are no further material outstanding issues.

Comment 2:  On page two of the Amendment, you state "as of December 31, 2017, we had approximately $1,595.9 million in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us, which would permit us to borrow up to approximately $1,595.9 million, notwithstanding other limitations on our borrowings pursuant to our Leverage Program."  Please confirm the accuracy of this statement in correspondence and provide calculations in support of the foregoing statement.

Response 2:  The Company has revised the statements as follows: "as of December 31, 2017, we had approximately $1,595.9 million in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us.  Assuming none of the assets were financed using leverage, we would be permitted to borrow up to approximately $1,595.9 million, notwithstanding other limitations on our borrowings pursuant to our Leverage Program."

Comment 3:  Please revise the "Investment Portfolio" disclosure on page two of the Amendment to separately disclose the percentage of debt investments with a floating interest rate and a fixed interest rate.

Response 3:  The Company has included the requested disclosure in response to your comment.

Comment 4:  In the section titled "Attractively priced leverage program" on pages five and six of the Amendment, consider breaking the disclosure into separate paragraphs and using bullets to describe each agreement.

Response 4:  The Company has revised the relevant disclosure in response to your comment.

Comment 5:  In the section titled "Reduced credit supply to middle-market companies from non-bank lenders" on page seven of the Amendment, please confirm the continued accuracy of your belief that credit to middle-market companies from non-bank lenders will be constrained.

Response 5:  The Company has revised the relevant disclosure to reflect what the Company believes continues to be the limitations of middle-market companies to access the capital markets.

Comment 6:  In the section titled, "Attractive Pricing and Conservative Deal Structures," on page seven of the Amendment, please confirm the continued accuracy of your belief that, "reduced access to, and availability of, debt capital provides attractive loan pricing for middle-market lenders."  Please comment on your views regarding the changing competitive landscape and deal term deterioration, such as covenant quality protections.

Response 6:  Despite the increase in capital committed to direct lending in recent years and a change in protections and covenants, the Company continues to believe that there are attractive opportunities in middle market lending to invest on more favorable terms as compared to the large, broadly syndicated loan market.  The Company has revised the relevant disclosure to reflect what the Company believes continues to be the opportunity for middle-market lenders to originate and underwrite investments with favorable terms.

Comment 7:  On pages 11 and 12 of the Amendment, the Company states "[t]hrough December 31, 2017, the incentive compensation initially was an equity allocation to the General Partner under the LPA. Effective January 1, 2018, the LPA was amended to remove the incentive compensation distribution provisions therein, and the incentive compensation became payable as a fee to our Advisor pursuant to the investment management agreements."  Please explain precisely what the foregoing disclosure means.  If the Advisor receives equity instead of a fee payment, what is the rationale behind this structure and is it compliant with the 1940 Act?

Response 7:  Under the 1940 Act, an investment advisor may do what it wishes with any advisory compensation earned by it.1  In the case of the Operating Company, the Advisor requested and the Board of Directors of the Company, shareholders of the Operating Company and the Company agreed that the incentive portion of the compensation would be paid to the GP of the Operating Company.

As we noted in our telephone conversation on May 4, 2018 and in correspondence with the Staff in connection with the Company's initial public offering2 and in correspondence with the Staff in connection with the Company's shelf registration statement,3 the Operating Company's LPA is not an investment advisory agreement.  The LPA does not specify any investment advisory services to be provided by the GP to the Operating Company and no investment advisory services are rendered by the GP to the Operating Company pursuant to the LPA or otherwise.  Rather, as provided in Section 1 of the Operating Company's investment management agreement with the Advisor, the Advisor has "full power" to supervise and direct the investment and reinvestment of the Operating Company's assets.  Accordingly, the provisions of Article 8 of the LPA, prior to January 1, 2018, providing for incentive compensation distributions to the GP were not provisions of a separate investment advisory agreement.  Further, Section 6 of the investment management agreement specifies in detail, in accordance with Section 15 of the 1940 Act, the full compensation of the Advisor, including both the base fee and the incentive compensation.  Section 6(g) provides that the incentive compensation will be paid to the GP under the LPA rather than to the Advisor under the investment management agreement unless either the Advisor or the Company both (i) determines otherwise, including because payment under the LPA would not be consistent with the 1940 Act, and (ii) amends the LPA to eliminate the distribution provisions.  The Company and the Advisor determined to amend the LPA to discontinue the distribution to the GP.  Consequently, because the LPA was only a payment mechanism and not a contract to act as an investment advisor, the Company believes that the distribution provisions in the LPA prior to January 1, 2018 were not a separate investment management agreement.

[1]
Please see Investment Company Act Release No. 11414, 1980 SEC Lexis 444 (Oct. 8, 1980) at page 5 and SEC No-Action Letter, Investment Company Institute (pub. avail. Oct. 30, 1998), each confirming an advisor's ability to use its legitimate profits in any manner, specifically to pay distribution expense fees of a fund. We would also point you to Weiss, Peck & Greer (no-action letter, March 31, 1981) involving a limited partnership where the managing general partner would earn a 2% advisory fee and affiliated non-managing general partners would receive allocations of 20% of realized capital gain.  Although the precise issue considered by the Staff was the amount of the performance fee, it is difficult to believe there was an issue relating to the appropriateness of allocating a portion of the advisory compensation to persons other than the investment advisor.

[2]	Please see the Company's response to Comment 31 in the Company's response letter dated May 2, 2011.
[3]	Please see the Company's response to Comment 3 in the Company's response letter dated December 10, 2013.

Comment 8:  With respect to the risk factor on page 22 of the Amendment related to rising interest rates, please disclose that an increase in interest rates may have a negative impact on the ability of the Company's portfolio companies to repay borrowings.

Response 8:  The Company has revised the relevant risk factor in response to your comment.

Comment 9:  Revise the risk factor related to incentive compensation on page 30 of the Amendment and elsewhere to explain the way the incentive compensation structure would encourage the Advisor to increase the use of leverage.

Response 9:  The Company has revised the relevant disclosure in response to your comment.

Comment 10:  On page 66 of the Amendment, the Company states "[a]s of December 31, 2017, one of the Company's debt investments was on non-accrual status, representing 0.0% of the Company's total assets."  In future filings, to the extent material, with respect to portfolio companies on non-accrual status, please disclose the identity of such portfolio company, initial cost of investment, date of investment and the reason why the investment was placed on non-accrual status.  To the extent such an investment had or may have a material negative impact on the Company's financial performance, please provide disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations as appropriate.

Response 10:  The Company will include the requested disclosure in future filings to the extent material.

Comment 11:  On page 82 of the Amendment, the Company states "[o]n January 29, 2018, the Operating Company amended and restated its limited partnership agreement, effective as of January 1, 2018, to convert the existing incentive compensation structure from a profit allocation and distribution to the General Partner into a fee payable to our Advisor."  Please supplementally explain which terms were amended and how the amendments impact the Company's investors.  Please explain why no shareholder vote was required with respect to the amendments.

Response 11:  On January 29, 2018, at the request of the GP, the Operating Company amended its LPA, effective as of January 1, 2018, to (i) eliminate the incentive compensation distribution provisions from the LPA in order to permit the Advisor to receive payment of incentive compensation under the Operating Company's investment management agreement and (ii) make certain other non-material amendments to update the LPA for provisions that were no longer operative by their terms.  Such amendments were made pursuant to Section 10.3(b) of the LPA, which provides that the Operating Company's Board of Directors are authorized to make changes that do not materially or adversely affect the partners.  The amendment had no impact on the amount of incentive compensation paid or services received by the Funds, as it solely had the effect of converting the existing incentive compensation structure from a profit allocation to the GP to a fee to the Advisor.  Accordingly, the amendments did not have an impact on the Company's shareholders and no vote was required.

Comment 12:  The Staff notes, on page 88 of the Amendment, the Company's investment in Bon-Ton, Inc. as of December 31, 2017.  In April 2018, Bon-Ton, Inc. began liquidation of its inventory and assets.  Please supplementally explain how the Company became comfortable relying on loan valuation at year end.  To the extent the Company relied on the quality of the collateral underlying the loan, please disclose the nature of the collateral, the amount of such collateral and if and to what extent the Company verified the quality of the collateral.

Response 12:  The Board of Directors of the Company valued the Company’s Tranche A-1 loan to Bon Ton, Inc. based on a valuation prepared by a nationally reputed third-party valuation firm, and with the assistance of the valuation committee of the Advisor which reviewed and approved the valuation.  The valuation was determined using a discounted cash flow analysis, and included among its considerations that “Bon-Ton maintains sufficient collateral coverage to repay the Tranche A-1 Revolver” with a “high level of excess collateral in the form of accounts receivable, inventory and real estate.”  The valuation included a borrowing base calculation and collateral coverage analysis.  While the amount of eligible collateral is subject to confidentiality agreements, the analysis discounted the eligible accounts receivable, inventory and real estate to their net orderly liquidation value and noted that such values more than covered the outstanding debt as of the date of the analysis.  The quality of the collateral was determined with the assistance of annual appraisals conducted by a major independent appraisal firm and annual field examinations performed by a leading field examination firm.  The valuation of the Tranche A-1 was also corroborated by a market quotation and an analysis of recent debt offerings for companies with similar facilities.  The Tranche A-1 loan was repaid in full along with a make-whole premium on April 19, 2018.

Accounting Comments

Comment 13:  In the Selected Financial Data in the Amendment, please explain in correspondence how weighted average effective yield at period end is calculated.  The weighted average effective yield should be based on total investments (as opposed to income-producing securities alone).  Please note that this comment applies to any disclosure in the Amendment regarding yield and excluding non-income-producing investments.

Response 13:  The weighted average annual effective yield on the debt portfolio includes amortization of deferred debt origination and end-of-term fees and accretion of original issue discount, but excludes market discount and any prepayment and make-whole fee income and excludes any debt investments that are distressed or on non-accrual status as well as equity investments.  The Company has revised its disclosure to also include the weighted average annual effective yield on the entire portfolio, including equity investments and debt investments that are distressed or on non-accrual status.

Comment 14:  In the Consolidated Schedule of Investments, please explain the difference, if any, between footnotes (A) and (E).  Are all of the portfolio holdings restricted?  Please also ensure all future filings include required disclosure for restricted securities in compliance with footnote eight of Rule 12-12 of Regulation S-X.

Response 14:  Footnote (E) denotes each security that is restricted, as required by footnote eight of Rule 12-12.  Although bank debt is not a “security” under the Securities Act of 1933, the Company added Footnote (A) to the Debt Investments caption to note, in the spirit of footnote eight of Rule 12-12, that purchases and sales of bank debt are also generally subject to contractual restrictions.

Comment 15:  Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

•
The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Company. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

•
Subsidiary is defined by 1-02(x) of Regulation S-X as "... an affiliate controlled by such person directly or indirectly through one or more intermediaries". An affiliate is defined by 6-02(a) of Regulation S-X as "as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term "control" has the meaning (given) in section 2(a)(9) of the Act". Section 2(a)(9) of the 1940 Act defines control as having "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company... Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company".

Response 15:  The Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to any investment made by the Company.  The Company confirms that no further disclosure is required.

Comment 16:  The Consolidated Schedule of Investments should be categorized by investments in majority-owned subsidiaries, other controlled companies and other affiliates pursuant to footnote one of Rule 12-14 of Regulation S-X.

Response 16:  The Company will categorize investments pursuant to footnote one of Rule 12-14 of Regulation S-X in future filings to the extent applicable.

Comment 17: Columns C, D, E, and F of the Consolidated Schedule of Investments should be totaled pursuant to footnote four of Rule 12-14 of Regulation S-X. The totals of Column F should agree with the correlative amount shown on the related balance sheet.

Response 17:  The Company will total such columns pursuant to footnote four of Rule 12-14 of Regulation S-X in future filings to the extent applicable.

Comment 18:  The Staff notes the Company's disclosure in the Consolidated Statement of Operations of $11.4 million earned by the Company on PIK interest and dividends.  Please ensure PIK amounts and other amounts representing over 5% of income have their own line items on future filings.  Please see Regulation S-X Article 6-07(1).

Response 18:  The Company will disclose amounts representing over 5% of income on separate line items on future filings to the extent applicable.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq.

cc:        Michael K. Hoffman, Esq.